UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Live Current Media Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

538031
(CUSIP Number)

Leawood VC Fund I LP 4000 West 114th Street, Suite 170 Leawood, KS 66211 (913) 701-6898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
 CUSIP No. 538031

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Leawood VC Fund I LP EIN: 81-4637405

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,503,027

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,503,027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,503,027

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Leawood VC Holdings I LLC EIN: 81-4619940

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,503,027

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,503,027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,503,027

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Leawood Venture Capital LLC EIN: 82-0953648

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,503,027

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,503,027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,503,027

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA; OO

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Karl Bernhard Gemperli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,503,027

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,503,027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,503,027

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) William Brendan Fallis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,503,027

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,503,027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,503,027

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Todd Allen Daniels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,503,027

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,503,027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,503,027

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 538031

1	NAMES OF REPORTING PERSONS
I.R.S. Identification No. of Above Persons (entities only) Patrick Ryan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,503,027

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,503,027

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,503,027

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of the common stock, $.001 par value per share (the “Common Stock”), of Live Current Media Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 50 West Liberty Street, Suite 880, Reno, Nevada 89501. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.  Identity and Background.

This statement is being filed jointly by Leawood VC Fund I LP (“Fund I” or "Reporting Person"), and Leawood VC Holdings I LLC (“General Partner”), Leawood Venture Capital LLC (“Manager”), Karl Bernhard Gemperli, William Brendan Fallis, Todd Allen Daniels and Patrick Ryan (collectively, the “Partners and Controlling Persons”).

Fund I is an investment fund and is a Kansas limited partnership.   General Partner is a special purpose entity with the sole purpose to act as the general partner of Fund I.   General Partner has delegated management responsibilities with respect to Fund I to Manager.  Manager is the manager of Fund I and other affiliated funds.  Mr. Gemperli, Mr. Fallis, Mr. Daniels and Dr. Ryan are members and managers of Manager.

Set forth on Schedule I hereto are the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of the Reporting Persons (collectively, the “Scheduled Persons”, and each a “Scheduled Person”).

The principal business and office address of each of the Reporting Persons is c/o Leawood VC Fund I LP, 4000 West 114th Street, Suite 170, Leawood, KS 66211.  Schedule I hereto sets forth the principal business address of each Scheduled Person.

During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any Scheduled Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any Scheduled Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Fund I, General Partner and Manager are organized under the laws of the State of Kansas.  Messrs. Gemperli, Fallis and Daniels and Dr. Ryan are citizens of the United States of America.   Schedule I hereto sets forth the principal business address of each Scheduled Person.

Item 3.  Source or Amount of Funds or Other Consideration.

On April 22, 2022, Evasyst Inc, a portfolio company of Fund I (“Evasyst”), completed a merger with a wholly owned subsidiary of Issuer formed for the purpose of completing such merger (the “Merger”).  In connection with the Merger, existing shares in Evasyst were converted into a right to receive shares of Issuer.  The shares are directly held by the Fund I as a result of such Merger.

Item 4.  Purpose of Transaction.

All of the securities reported herein were acquired for investment purposes. The Reporting Person intends to review on a continuing basis its investment in the Issuer. Based on such review, the Reporting Person may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions. The Reporting Person also retains the right to change its investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law.

Item 5.  Interest in Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 12,503,027 shares of Common Stock of the Issuer.

(i)  Leawood VC Fund I, LP directly owns and has shared voting and dispositive power over 12,503,027 shares of Common Stock of the Issuer, representing 7.79% of the outstanding shares of Common Stock of the Issuer.
(ii) Leawood VC Holdings I LLC, by virtue of its status as the general partner of Leawood VC Fund I, LP, has shared voting and dispositive power over 12,503,027 shares of Common Stock of the Issuer, representing 7.79% of the outstanding shares of Common Stock of the Issuer.
(iii) Leawood Venture Capital LLC, by virtue as its status of manager of Leawood VC Fund I, LP, has shared voting and dispositive power over 12,503,027 shares of Common Stock of the Issuer, representing 7.79% of the outstanding shares of Common Stock of the Issuer.
(iv) Each of Messrs. Gemperli, Fallis, and Daniels, by virtue as a founding partner or managing partner, as applicable, of Leawood Venture Capital LLC, and Dr. Ryan and Messrs. Gemperli and Fallis, by virtue as a manager of Leawood VC Holdings I LLC, has shared voting and dispositive power over 12,503,027 shares of Common Stock of the Issuer, representing 7.79% of the outstanding shares of Common Stock of the Issuer.

Applicable percentage of ownership is based on 160,559,027 shares of common stock outstanding as of May 2, 2022 plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

c.	Transactions Effected During the Past 60 Days: No Reporting Person has effected any transaction in Common Stock of the Issuer in the past 60 days.

d.
Rights of Others to Receive Dividends or Proceeds of Sale:

To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Person.

e.	Date Ceased to be the Beneficial Owner of More Than Five Percent: Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in the Items 3, 4, and 5 of this Schedule 13D is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

1. Joint Filing Agreement, dated May 4, 2022, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2022	LEAWOOD VC FUND I LP

By: Leawood VC Holdings I LLC, its general partner

	By:	/s/ Karl B. Gemperli
Name: Karl B. Gemperli
Title: Manager

Date: May 4, 2022	LEAWOOD VC HOLDINGS I LLC

By: Leawood Venture Capital LLC, its Manager

	By:	/s/ William B. Fallis
Name: William B. Fallis
Title: Manager

Date: May 4, 2022	LEAWOOD VENTURE CAPITAL LLC

	By:	/s/ Todd A. Daniels
Name: Todd A. Daniels
Title: Manager

Date: May 4, 2022
/s/ Karl B. Gemperli
KARL BERNHARD GEMPERLI

Date: May 4, 2022
/s/ William B. Fallis
WILLIAM BRENDAN FALLIS

Date: May 4, 2022
/s/ Todd Allen Daniels
TODD ALLEN DANIELS

Date: May 4, 2022
/s/ Patrick Ryan
PATRICK RYAN

SCHEDULE I

Leawood VC Holdings I LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Karl B. Gemperli	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Manager	United States
William Brendan Fallis	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Manager	United States
Patrick Ryan	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Manager	United States

Leawood Venture Capital LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Karl B. Gemperli	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Founding Partner	United States
William Brendan Fallis	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Founding Partner	United States
Todd Allen Daniels	The Timberlands, Suite 170 4000 W. 114th Street Leawood, KS 66211	Managing Partner	United States